UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HCSB Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

40413R 107

(CUSIP Number)

Lisa Tamburini

Legal Counsel and Chief Compliance Officer

RMB Capital Management LLC

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

David M. Matteson

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1145

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Capital Management LLC 59-3792751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Master Fund Ltd. 98-1165011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Mendon Managers LLC 45-5170846
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Capital Holdings LLC 45-2624924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 040413R 107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Advisors Corp. 13-3894706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 040413R 107	13D/A

This Amendment No. 2 (this “Amendment”) supplements and amends the Schedule 13D originally filed on April 20, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the common stock, par value $0.01 per share (“Common Stock”), of HCSB Financial Corporation., a South Carolina corporation (the “Issuer” or “Company”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On April 19, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United Community Banks, Inc. (“United”). On July 31, 2017, pursuant to the Merger Agreement, the Company merged with and into United (the “Merger”), whereby United continued as the surviving corporation and the separate existence of the Company ceased.

Prior to the Merger, Mendon Capital Advisors Corp. (“Mendon”) owned 35,968,163 shares of voting common stock, par value $0.01 per share, of the Company (“Voting Common Stock”) and 4,031,837 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”). Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each share of Mendon’s Common Stock and was canceled and converted into the right to receive 0.0050 shares of common stock, par value $1.00 per share, of United (“United Common Stock”). Cash was paid in lieu of fractional shares. As a result, Mendon has no continuing ownership interest in the Company.

The foregoing references to and descriptions of the Merger Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information in Items 3 and 6 is incorporated by reference.

Upon effectiveness of the Merger, the separate corporate existence of the Company ceased. Accordingly, each of the Reporting Persons has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference herein.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

The Reporting Persons collectively beneficially own 0 shares of Common Stock in the aggregate, representing approximately 0.0% of the outstanding Common Stock. As of July 31, 2017, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

(c) Not applicable.

(d) Not applicable.

CUSIP No. 040413R 107	13D/A

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On April 19, 2017, the Company and United entered into the Merger Agreement. On July 31, 2017, pursuant to the Merger Agreement, the Company merged with and into United, with United continuing as the surviving corporation. Upon the effectiveness of the Merger, each of the 40,000,000 shares of Common Stock previously owned by the Reporting Persons were canceled and converted into 0.0050 shares of United Common Stock. Cash was paid in lieu of fractional shares. As a result, the Reporting Persons have no continuing ownership interest in the Company, and the separate corporate existence of the Company has ceased.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of April 20, 2016, by and among RMB Capital Management LLC; RMB Capital Holdings LLC; RMB Mendon Managers, LLC; Mendon Capital Master Fund Ltd.; and Mendon Capital Advisors Corp. (incorporated by reference to Exhibit A of RMB Capital Management, LLC’s Schedule 13D filed on April 20, 2016).

Exhibit 2	Agreement and Plan of Merger, dated as of April 19, 2017, by and between United Community Banks, Inc. and HCSB Financial Corporation (incorporated by reference to Exhibit 2.1 to HCSB Financial Corporation’s Current Report on Form 8-K filed on April 20, 2017).

CUSIP No. 040413R 107	13D/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2017	RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC Its: Manager

	By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

RMB CAPITAL HOLDINGS LLC

	By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

RMB MENDON MANAGERS LLC

By: RMB Capital Management LLC Its: Manager

By: RMB Capital Holdings, LLC Its: Manager

	By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

MENDON CAPITAL MASTER FUND LTD.

By: RMB Capital Management LLC Its: Investment Sub-Advisor

By: RMB Capital Holdings, LLC Its: Manager

	By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

MENDON CAPITAL ADVISORS CORP.

	By:	/s/ Anton Schutz
Name: Anton Schutz
Title: President

[Signature Page to 13D/A]